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Organigram Announces $50 Million Bought Deal
For Incremental 40,000 kg/year Expansion

Moncton, New Brunswick – November 28, 2017 – Organigram Holdings Inc. (TSXV:OGI) (OTCQB:OGRMF) (“Organigram” or the “Company”) is pleased to announce that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of Underwriters (the “Underwriters”) 14,285,715 units (the “Units”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Unit of $3.50 (the “Issue Price”) for gross proceeds of $50,000,003 (the “Offering”).

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Units at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $7,500,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $57,500,003.

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $4.00, for a period of 18 months following the closing of the Offering.

The Company intends to use the net proceeds of the Offering within the next 18 months to fund its expansion program to construct one of the largest indoor cannabis production facilities in Canada. The expansion plans are expected to add up to 40,000kg/year of incremental capacity which would bring the Company’s total production capacity to approximately 65,000kg/year, as further described below. In addition to its expansion program, the Company intends to use a portion of the net proceeds of the Offering for working capital, general corporate purposes and to actively pursue strategic investments through international opportunities.

Organigram CEO Greg Engel commented “This financing provides us with the unique opportunity to extend our expansion plan to develop one of the largest and most impressive indoor growing facilities in the country. We have full confidence that this will allow us to fulfill our domestic and international opportunities well into the future.”

Upon completion of the Offering, it is intended for construction to commence at the earliest convenience on 255,000 incremental square feet of space, which would bring the Company’s production space to 429,000 square feet over 17.5 acres at its Moncton location. When complete, the Company will have an anticipated annual output of up to 65,000kg/year of medical and adult-recreational cannabis products, including edibles, infused, oils and extract products. “One of our key operating philosophies is to keep production costs low by centralizing operations” noted Engel. “The simplicity of a single site is part of our focused approach on achieving the highest earning-per-gram in the industry. These production efficiencies will deliver tremendous shareholder value.” The plan will allow the Company to commence development of the land and building purchases made at 55 English Drive and 91 English Drive, both natural extensions of Organigram’s original location.

The closing date of the Offering is scheduled to be on or about December 18, 2017 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the applicable securities regulatory authorities.

The Offered Securities will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSXV listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on solidifying its position as one of the world’s leading producers of indoor-grown marijuana by continuing its expansion and constructions plans and by producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Forward-looking statements

This news release may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements herein include but are not limited to statements regarding the Offering, the use of proceeds, receipt of requisite TSXV and securities regulatory approvals, land development, construction and expansion plans and anticipated future production capacity, and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, the Company disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This news release contains information obtained by the Company from third parties and believes such information to be accurate but has not independently verified such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact:

Greg Engel
Chief Executive Officer
gengel@organigram.ca

Organigram Holdings Inc.
Dylan Rogers
Investor Relations Analyst
investorrelations@organigram.ca
(506) 232-0121